UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                              AMENDED AND RESTATED
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 8)

                             -----------------------

                            SENECA FOODS CORPORATION
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $0.25
                      CLASS B COMMON STOCK, PAR VALUE $0.25
                         (Title of Class of Securities)

                                    817070501
                                    817070105
                                 (CUSIP Number)
                             -----------------------

                                IRIS B. ROSKEN 1/
                       Carl Marks Management Company, L.P.
                              135 East 57th Street
                             New York, NY 10022-2032
                            Tel. No.: (212) 909-8400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                SEPTEMBER 2, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 45 Pages


----------
1/ Copy to: John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064, Tel: (212) 373-3000.

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 2 of 45 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Strategic Investments, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              2,304,161 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             2,304,161 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,304,161 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       42.0%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 3 of 45 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Strategic Investments II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              691,575 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             691,575 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       691,575 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.8%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 4 of 45 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Uranus Fund, Ltd.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands

                      7      SOLE VOTING POWER

      NUMBER OF              24,159 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             24,159 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,159 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.8%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 5 of 45 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Management Company, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              2,995,736 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             2,995,736 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,995,736 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       48.5%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 6 of 45 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Offshore Management, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                      7      SOLE VOTING POWER

      NUMBER OF              24,159 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             24,159 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,159 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.8%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 7 of 45 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Andrew M. Boas

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              3,019,895 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             3,019,895 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,019,895 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       48.7%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 8 of 45 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert C. Ruocco

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              3,019,895 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             3,019,895 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,019,895 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       48.7%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 9 of 45 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CMCO, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                      7      SOLE VOTING POWER

      NUMBER OF              232,568 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                None
        WITH
                      9      SOLE DISPOSITIVE POWER

                             232,568 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             None

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       232,568 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.3%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 10 of 45 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CMCO, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                      7      SOLE VOTING POWER

      NUMBER OF              232,568 Shares of Class B Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                None
        WITH
                      9      SOLE DISPOSITIVE POWER

                             232,568 Shares of Class B Common Stock

                      10     SHARED DISPOSITIVE POWER

                             None

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       232,568 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 11 of 45 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edwin S. Marks

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              290,000 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                449,608 Shares of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             290,000 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             449,608 Shares of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       739,608 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.5%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 12 of 45 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edwin S. Marks

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              145,000 Shares of Class B Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                335,088 Shares of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             145,000 Shares of Class B Common Stock

                      10     SHARED DISPOSITIVE POWER

                             335,088 Shares of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       480,088 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.2%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                                             Page 13 of 45 Pages


         The joint statement on Schedule 13D dated April 16, 1984, as amended on September 19, 1988 by Amendment No. 1, as further amended on June 6, 1989 by Amendment No. 2, as further amended on August 15, 1989 by Amendment No. 3, as further amended on March 27, 1991 by Amendment No. 4, as further amended on March 2, 1995 by Amendment No. 5, as further amended on December 12, 1995 by Amendment No. 6 and as amended and restated on July 2, 1998 by Amendment No. 7, is hereby amended and restated in its entirety as stated below. This amendment reports certain transactions entered into on September 2, 1998. Because of the relationship between CMCO, INC. (formerly Carl Marks & Co, Inc.) ("CMCO"), Edwin
S. Marks ("Marks" and, together with CMCO, the "Existing Marks Shareholders"), Carl Marks Strategic Investments, L.P. (the "Partnership"), Carl Marks Strategic Investments II, L.P. ("Partnership II"), Uranus Fund, Ltd. ("Uranus" and, together with the Partnership and Partnership II, the "Investors"), Carl Marks Management Company, L.P. (the "General Partner"), Carl Marks Offshore Management, Inc. (the "Manager"), Andrew M. Boas ("Boas") and Robert C. Ruocco ("Ruocco") (collectively, the "Reporting Persons"), they have decided to report jointly their interests in the common stock of Seneca Foods Corporation, a New York corporation (the "Issuer").

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Class A common stock, par value $0.25 per share (the "Class A Common Stock") and Class B common stock, par value $0.25 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") of the Issuer. The principal executive offices of the Issuer are located at 1162 Pittsford-Victor Road, Pittsford, New York 14534.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by (i) the Partnership, a Delaware limited partnership, (ii) Partnership II, a Delaware limited partnership, (iii) Uranus, a Cayman Islands corporation, (iv) the General Partner, a Delaware limited partnership and the sole general partner of each of the Partnership and Partnership II, (v) the Manager, a New York corporation and the investment manager of Uranus, (vi) Messrs. Boas and Ruocco, the two general partners of the General Partner, (vii) CMCO, a New York corporation, and (viii) Marks, the President of CMCO.

         The Reporting Persons are filing this amended and restated Schedule 13D in the event that they are deemed a "group" for purposes of Section 13(d) and Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because of their relationships and neither such filing nor anything set forth herein shall be deemed to be an admission that such a "group" exists. The capital stock of CMCO is owned by various members of the Marks family (including Marks and Boas). Marks is an officer and a director of CMCO, and Boas is an officer of CMCO. Marks is Boas' uncle.

                                                             Page 14 of 45 Pages


         The Schedule reports certain transactions entered into by the Investors with the Issuer on September 2, 1998 and certain of the Existing Marks Shareholders pursuant to the Rights Offering (as defined below). The Investors purchased shares of the new series of convertible participating preferred stock issued by the Issuer (the "Convertible Preferred Stock") pursuant to the Stock Purchase Agreement (as defined below) and Marks simultaneously purchased shares of the Convertible Preferred Stock in the Rights Offering. See Item 4 for a description of such transactions.

         (b)-(c) (i) The principal business of each of the Investors is investment in securities. The general partner of the Partnership and Partnership II is the General Partner. The investment manager of Uranus is the Manager. The principal business of the General Partner and the Manager is investment management, including the management of the Partnership, Partnership II and Uranus. The business address of each of the Investors, the General Partner and the Manager is 135 East 57th Street, New York, New York 10022.

                  (ii) The principal business of each of Messrs. Boas and Ruocco is acting as general partner of the General Partner. In addition to serving as general partners of the General Partner, Messrs. Boas and Ruocco are the only directors, controlling persons and executive officers of the Manager. Boas is a Vice President of Carl Marks & Co., Inc., which through affiliates is engaged in a broad variety of investment activities, including securities trading, money management, venture capital, real estate investing, corporate merchant banking and work out activities. Boas is also a director of the Issuer. The business address of Messrs. Boas and Ruocco is 135 East 57th Street, New York, New York 10022.

                  (iii) The principal business of CMCO is to act as a holding company for various stock and limited partnership interests. The directors, controlling persons and executive officers of CMCO are listed on the attached Schedule A. The business address of CMCO is 135 East 57th Street, New York, New York 10022.

                  (iv) Marks is a shareholder and President of each of CMCO and Carl Marks & Co., Inc. Marks' business address is 135 East 57th Street, New York, New York 10022.

         (d) During the last five years, none of the Reporting Persons or the other individuals listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons or the other individuals listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                             Page 15 of 45 Pages


         (f) Messrs. Boas, Ruocco and Marks and the other individuals listed on Schedule A are each citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The source of funds or other consideration used by the Existing Marks Shareholders in making purchases of Common Stock or Convertible Preferred Stock, as applicable, has been the working capital of CMCO or the personal funds of Marks, as applicable.

         (b) The source of funds or other consideration used by the Investors in making purchases of Convertible Preferred Stock has been the capital contributions of the Partnership and Partnership II or the working capital of Uranus, as applicable. On September 2, 1998, the Investors paid the Issuer aggregate consideration of $36,238,740 for: (i) 1,166,667 shares of Convertible Preferred Stock purchased directly from the Issuer and (ii) 1,853,228 shares of Convertible Preferred Stock acquired as standby purchasers in the Rights Offering. See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

         CMCO (or its predecessors) has been a shareholder of the Issuer since 1982 and Marks has been a shareholder since 1991.

         On June 22, 1998, the Issuer and the Investors entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which the Investors agreed to make an equity investment in the Issuer in the form of the Convertible Preferred Stock. A copy of the Stock Purchase Agreement is filed as
Exhibit 2(a) to the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "Commission"), dated July 2, 1998, and is incorporated herein by reference.

         Pursuant to the Stock Purchase Agreement, subject to the terms and conditions therein, the Investors agreed to purchase (the "Purchase") 1,166,667 shares of Convertible Preferred Stock for an aggregate purchase price of $14,000,004 (or $12.00 per share). In addition, the Stock Purchase Agreement provided that the Issuer would conduct a $36 million rights offering (the "Rights Offering" and together with the Purchase, the "Transaction"), whereby each holder of the Issuer's Common Stock could purchase shares of the Convertible Preferred Stock. The Rights Offering commenced on August 7, 1998 and each holder (a "Rights Holder") received one-half of a right (a "Right") to purchase shares of the Convertible Preferred Stock at a subscription price of $12.00 per share (the "Subscription Price"). Each whole Right entitled a Rights Holder to receive, upon payment of the Subscription Price, one share of Convertible Preferred Stock.

         The Rights Offering expired on August 27, 1998. Upon the expiration of the Rights Offering, the Rights Holders exercised 2,293,276 Rights to purchase 1,146,639 shares of Convertible Preferred Stock. The shares of Convertible

                                                             Page 16 of 45 Pages


Preferred Stock are immediately convertible share-for-share into Class A Common Stock at any time. The Convertible Preferred Stock does not pay regular dividends (except for dividends paid at the same rate and at the same time as dividends paid on the Common Stock).

         Subject to the terms and conditions of the Stock Purchase Agreement, the Investors had agreed to act as standby purchasers of up to 2.5 million shares of Convertible Preferred Stock not purchased by the Issuer's shareholders in the Rights Offering. On September 2, 1998, the Investors acquired, as standby purchasers, 1,853,228 shares of Convertible Preferred Stock in addition to the 1,166,667 shares of Convertible Preferred Stock purchased directly from the Issuer.

         In connection with the Stock Purchase Agreement, on June 22, 1998, the Issuer, the Investors, CMCO, Marks, Nancy A. Marks and Marjorie Boas entered into a Shareholders Agreement (the "Shareholders Agreement") with the following existing shareholders (each, an "Existing Shareholder") who currently own in the aggregate approximately 19.1% and 23.8% of the issued and outstanding shares of Class A Common Stock and Class B Common Stock, respectively: Arthur S. Wolcott, Individually and as Trustee, Audrey S. Wolcott, as Trustee, Kraig H. Kayser, Individually and as Trustee for certain Kayser family trusts, Susan W. Stuart, Individually and as Trustee for Alexius Lyle Wadell and Kyle Aaron Wadell, Donald Stuart, Kurt Kayser, Karl Kayser, Marilyn W. Kayser, Robert Oppenheimer, as Trustee of certain Kayser family trusts, Mark S. Wolcott, Individually and as Trustee for Erin Lorraine Wolcott and Cassandra Jean Wolcott, Kari Wolcott, Bruce S. Wolcott, Individually and as Trustee for Kaitlin Kerr Wolcott, Michael Stanton Wolcott and Paige Strode Wolcott, Constance Wolcott, Grace W. Wadell, Individually and as Trustee for Sara Elizabeth Stuart, Jennifer Grace Stuart and Donald Arthur Stuart, and Aaron Wadell. A copy of the Shareholders Agreement is filed as Exhibit 2(b) to the Issuer's Form 8-K filed with the Commission, dated July 2, 1998, and is incorporated herein by reference.

         Pursuant to the Shareholders Agreement, each Existing Shareholder agreed, among other things, to: (i) overall limitations and restrictions for a two year period on their ability to sell or otherwise transfer shares of the Issuer's capital stock owned by each of them; (ii) following such two year restricted period discussed in item (i), an obligation to offer the Investors an opportunity to participate in the sale of any capital stock of the Issuer owned by any Existing Shareholder; and (iii) certain changes to the Issuer's Board of Directors, as discussed below. The Shareholders Agreement also provides the Investors with the right (subject to certain limitations), in the event that the Issuer issues any voting securities (or any securities convertible into or exercisable or exchangeable for such securities), to purchase a certain percentage of any new issuance in order to maintain their percentage ownership in the Issuer. To the extent an individual Investor does not purchase its respective percentage of such new issuance, the remaining Investors will be granted the right to purchase such percentage.

                                                             Page 17 of 45 Pages


         The Shareholders Agreement required that the Issuer's Board of Directors be increased by two persons (from seven to nine directors), who were chosen by the Investors and nominated for election to the Board of Directors at the annual meeting of the shareholders of the Issuer held on August 7, 1998 (the "Investor Designees"). The Investors designated Boas and Arthur H. Baer, both of whom were subsequently elected to serve as directors. The Shareholders Agreement also provides that the Investor Designees will constitute at least 22% of the members on any committee of the Board of Directors. The Investor Designees will continue to be nominated for election to the Board of Directors and the Existing Shareholders will continue to vote for the Investor Designees until the Stock Purchase Agreement is terminated or such time as the Investors no longer own, in the aggregate, at least 10% of the Class A Common Stock (assuming conversion of all shares of Convertible Preferred Stock into Class A Common Stock).

         Pursuant to the Stock Purchase Agreement, the Issuer also amended its Certificate of Incorporation (the "Charter Amendments") to: (i) increase the number of authorized shares of Class A Common Stock from 10,000,000 shares to 20,000,000 shares; (ii) increase the number of authorized shares of Preferred Stock with $.025 par value per share, Class A from 4,000,000 shares to 8,200,000 shares; (iii) set forth the rights, preferences and limitations of the Convertible Preferred Stock; (iv) require unanimous board approval, in accordance with Section 709 of the New York Business Corporation Law, of the Major Corporate Actions (as defined below); and (v) remove the acquisition by the Investors of Class A Common Stock issuable upon conversion of the Convertible Preferred Stock from the operation of certain "Class A Special Rights" provisions of the Certificate of Incorporation. The "Class A Special Rights" provision grants certain rights to the holders of the Class A Common Stock in the event that a person attempts to gain control of the Company and certain conditions are satisfied. The Charter Amendments also require unanimous approval of the Issuer's Board of Directors (excluding Directors who abstain from voting) for certain defined major corporate actions (the "Major Corporate Actions"), including: (i) any amendment or modification to the Issuer's Restated Certificate of Incorporation, as amended, or its Bylaws; (ii) any business combination involving the Issuer or a subsidiary of the Issuer; (iii) any sale or transfer of all or substantially all of the Issuer's assets; (iv) certain issuances of securities; (v) any acquisition or disposition or series of related acquisitions or dispositions of assets involving gross consideration in excess of $15 million; (vi) any change in the Issuer's line of business; (vii) any change in the Issuer's certified public accountants; (viii) the settlement of certain litigation; or (ix) the commencement by the Issuer of proceedings relating to bankruptcy, insolvency, reorganization or relief of debtors. The requirement for unanimous approval of the Board of Directors (excluding Directors who abstain from voting) will terminate when the Investors no longer own, in the aggregate, at least 15% of the Issuer's Class A Common Stock (assuming conversion of all shares of Convertible Preferred Stock into shares of Class A Common Stock). The Issuer's Certificate of Amendment of its Certificate of Incorporation is attached as Exhibit 1.

                                                             Page 18 of 45 Pages


         The Investors entered into the Stock Purchase Agreement in order to acquire a significant interest in the Issuer. The Investors and the Investor Designees expect to consult frequently with management concerning the Issuer's operations and future plans. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions, stock market conditions, tax considerations and performance of the Common Stock, each of the Reporting Persons may, from time to time, acquire additional Convertible Preferred Stock, Common Stock or other securities, retain its Convertible Preferred Stock and Common Stock, or dispose of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b)(i) CMCO beneficially owns 232,568 shares of Class A Common Stock, comprising approximately 7.3% of the 3,187,808 outstanding shares of Class A Common Stock on September 2, 1998. CMCO also beneficially owns 232,568 shares of Class B Common Stock, comprising approximately 8.3% of the 2,796,555 outstanding shares of Class B Common Stock on September 2, 1998.

         CMCO has the sole power to direct the vote and the sole power to dispose of or to direct the disposition of 232,568 shares of Class A Common Stock on September 2, 1998. These powers would be exercised for CMCO by its executive officers or the Board of Directors. CMCO has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of 232,568 shares of Class B Common Stock. These powers would be exercised for CMCO by its executive officers or the Board of Directors.

                  (ii) Marks beneficially owns 739,608 shares of Class A Common Stock, comprising approximately 21.5% of the outstanding shares of Class A Common Stock on September 2, 1998 (assuming conversion of his, his wife's and his daughters' Convertible Preferred Stock into Class A Common Stock on a share-for-share basis), which include 251,520 shares of Convertible Preferred Stock and 110,520 shares of Class A Common Stock, each of which he beneficially owns and shares voting and dispositive power over with his wife, Nancy A. Marks, and his daughters (collectively, the "Daughters") and 232,568 shares of which are owned by CMCO. Marks disclaims the beneficial ownership of all stock owned by his wife and Daughters.

         Marks beneficially owns 480,088 shares of Class B Common Stock, comprising approximately 17.2% of the outstanding shares, which include 102,520 shares of Class B Common Stock beneficially owned by his wife and 232,568 shares

                                                             Page 19 of 45 Pages


of which are owned by CMCO. Marks disclaims the beneficial ownership of all stock owned by his wife.

         Marks has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 290,000 shares of Class A Common Stock (assuming conversion of his Convertible Preferred Stock into Class A Common Stock on a share-for-share basis). He shares such powers to vote and to dispose of 449,608 shares of Class A Common Stock (assuming conversion of his, his wife's and his Daughters' Convertible Preferred Stock into Class A Common Stock on a share-for-share basis), consisting of 104,520 shares of Class A Common Stock and 103,520 shares of Convertible Preferred Stock of which he shares such powers with his wife, 6,000 shares of Class A Common Stock and 3,000 shares of Convertible Preferred Stock of which he shares such powers with his Daughters, and of 232,568 shares of Class A Common Stock by virtue of being President of CMCO.

         Marks has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 145,000 shares of Class B Common Stock. He shares such powers to vote and to dispose of 335,088 shares of Class B Common Stock, consisting of 102,520 shares of which he shares such powers with his wife and of 232,568 shares by virtue of being President of CMCO.

                  (iii) The Partnership, Partnership II and Uranus beneficially own in the aggregate 2,304,161 shares of Class A Common Stock, 691,575 shares of Class A Common Stock and 24,159 shares of Class A Common Stock (consisting of 2,304,161 shares, 691,575 shares and 24,159 shares of Convertible Preferred Stock that is convertible into Class A Common Stock on a share-for-share basis), respectively, constituting 42.0%, 17.8% and 0.8% of such outstanding stock on September 2, 1998.

         The Partnership has sole voting and dispositive power over 2,304,161 shares of Class A Common Stock, constituting 42.0% of the 5,491,969 shares of Class A Common Stock that were issued and outstanding as of September 2, 1998 (assuming conversion of all of the Partnership's Convertible Preferred Stock into Class A Common Stock on a share-for-share basis). Partnership II and Uranus have sole voting and dispositive power over 691,575 shares of Class A Common Stock and 24,159 shares of Class A Common Stock, respectively, constituting 17.8% and 0.8% of such outstanding shares (assuming conversion of all of Partnership II's or Uranus' Convertible Preferred Stock into Class A Common Stock on a share-for-share basis, as applicable).

                  (iv) In its capacity as the sole general partner of the Partnership and Partnership II, the General Partner may be deemed to be the beneficial owner of 2,995,736 shares of Class A Common Stock deemed to be beneficially owned by the Partnership and Partnership II (assuming conversion of all of the Partnership's and Partnership II's Convertible Preferred Stock into Class A Common Stock on a share-for-share basis), constituting 48.5% of the outstanding shares of such stock.

                                                             Page 20 of 45 Pages


         The General Partner may be deemed to have sole voting and dispositive power over 2,995,736 shares of Class A Common Stock (representing shares of Convertible Preferred Stock beneficially owned by the Partnership and Partnership II), constituting 48.5% of such outstanding stock (assuming conversion of all of the Partnership's and Partnership II's Convertible Preferred Stock into Class A Common Stock on a share-for-share basis).

                  (v) In its capacity as manager of Uranus, the Manager may be deemed to be the beneficial owner of 24,159 shares of Class A Common Stock (assuming conversion of all of Uranus' Convertible Preferred Stock into Class A Common Stock on a share-for-share basis), constituting 0.8% of the outstanding shares of such stock.

         The Manager may be deemed to have sole voting and dispositive power over 24,159 shares of Class A Common Stock (representing shares of Convertible Preferred Stock beneficially owned by Uranus), constituting 0.8% of such outstanding stock (assuming conversion of all of Uranus' Convertible Preferred Stock into Class A Common Stock on a share-for-share basis).

                  (vi) In their capacity as general partners of the Partner and directors, controlling persons and executive officers of the Manager, Messrs. Boas and Ruocco may each be deemed to be the beneficial owners of 3,019,895 shares of Class A Common Stock (assuming conversion of all of the Investors' Convertible Preferred Stock into Class A Common Stock on a share-for-share basis), constituting 48.7% of the outstanding shares of such stock.

         Messrs. Boas and Ruocco may be deemed to have sole voting and dispositive power over 3,019,895 shares of Class A Common Stock (representing shares of Convertible Preferred Stock beneficially owned by the Partnership, Partnership II and Uranus), constituting 48.7% of such outstanding stock (assuming conversion of all of the Investors' Convertible Preferred Stock into Class A Common Stock on a share-for-share basis).

         (c) Except as described in Item 4, none of the Reporting Persons has effected any transactions in the Common Stock or the Convertible Preferred Stock during the past 60 days.

         (d) No person other than the Reporting Persons and the other persons referred to in this Item 5 is known to have the right to receive or the power to direct the receipt of dividends from the sale of the shares of Common Stock or the Convertible Preferred Stock listed in this Item 5.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                                                             Page 21 of 45 Pages


         None, except as set forth in Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number                                             Description
-------                                            -----------

Incorporated by reference to    Stock Purchase Agreement, dated as of June 22,
Exhibit 2(a) of the Issuer's    1998, by and among the Issuer and the Investors.
Form 8-K, dated July 2,
1998, filed with the
Commission

Incorporated by reference to    Shareholders Agreement, dated as of June 22,
Exhibit 2(b) of the Issuer's    1998, by and among the Issuer, the Investors and
Form 8-K, dated July 2,         certain existing shareholders specified therein.
1998, filed with the
Commission

Incorporated by reference to    Registration Rights Agreement, dated as of
Exhibit 2(c) of the Issuer's    June 22, 1998, by and among the Issuer, the
Form 8-K, dated July 2,         Investors, Edwin S. Marks, Nancy Marks,
1998, filed with the            Marjorie Boas and CMCO, Inc.
Commission

Exhibit 1:                      Certificate of Amendment of the Issuer's
                                Certificate of Incorporation

Exhibit 2:                      Joint Filing Agreement

                                                             Page 22 of 45 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 1998

                                    CARL MARKS STRATEGIC INVESTMENTS, L.P.

                                    By: Carl Marks Management Company, L.P.,
                                          its general partner

                                          By: /s/ Andrew M. Boas
                                          ----------------------
                                          Name:  Andrew M. Boas
                                          Title: General Partner


                                    CARL MARKS STRATEGIC INVESTMENTS II, L.P.

                                    By:  Carl Marks Management Company, L.P.,
                                           its general partner

                                          By: /s/ Andrew M. Boas
                                          ----------------------
                                          Name:  Andrew M. Boas
                                          Title: General Partner


                                    URANUS FUND, LTD.

                                    By:  Carl Marks Offshore Management, Inc.,
                                           its Investment Manager

                                          By: /s/ Andrew M. Boas
                                          ----------------------
                                          Name:  Andrew M. Boas
                                          Title: President


                                    CARL MARKS MANAGEMENT COMPANY, L.P.

                                          By: /s/ Andrew M. Boas
                                          ----------------------
                                          Name:  Andrew M. Boas
                                          Title: General Partner

                                                             Page 23 of 45 Pages


                                    CARL MARKS OFFSHORE MANAGEMENT, INC.

                                          By: /s/ Andrew M. Boas
                                          ----------------------
                                          Name:  Andrew M. Boas
                                          Title: President


                                          /s/ Andrew M. Boas
                                          ------------------
                                          Andrew M. Boas


                                          /s/ Robert C. Ruocco
                                          --------------------
                                          Robert C. Ruocco


                                    CMCO, INC.

                                          By: /s/ Mark Claster
                                          --------------------
                                          Name:  Mark Claster
                                          Title: Managing Director


                                          /s/ Edwin S. Marks
                                          ------------------
                                          Edwin S. Marks

                                                             Page 24 of 45 Pages


                                                                      Schedule A

                                   CMCO, INC.

         Set forth below is the name, current business address, and the present principal occupation or employment of each director and executive officer of CMCO, INC. Unless otherwise indicated, each person identified below is employed by CMCO. The principal address of CMCO, and unless otherwise indicated below, the current business address for each individual listed below, is 135 East 57th Street, New York, New York 10022. Each person listed below is a citizen of the United States.


                                              Present Principal Occupation or
         Name and Address                     Employment

         Directors:
         ----------
         Edwin Marks                          Investor
         Nancy A. Marks                       Retired
         Marjorie Boas                        Retired

         Officers:
         ---------
         Edwin Marks                          President
         Andrew Boas                          Vice-President
         Mark Claster                         Vice-President

                                                             Page 25 of 45 Pages


                                  EXHIBIT INDEX

Exhibit                                                                                     Sequential
Number                                             Description                              Page Number
-------                                            -----------                              -----------

Incorporated by reference to    Stock Purchase Agreement, dated as of June 22,
Exhibit 2(a) of the Issuer's    1998, by and among the Issuer and the Investors.
Form 8-K, dated July 2,
1998, filed with the
Commission

Incorporated by reference to    Shareholders Agreement, dated as of June 22,
Exhibit 2(b) of the Issuer's    1998, by and among the Issuer, the Investors and
Form 8-K, dated July 2,         certain existing shareholders specified therein.
1998, filed with the
Commission

Incorporated by reference to    Registration Rights Agreement, dated as of
Exhibit 2(c) of the Issuer's    June 22, 1998, by and among the Issuer, the
Form 8-K, dated July 2,         Investors, Edwin S. Marks, Nancy Marks,
1998, filed with the            Marjorie Boas and CMCO, Inc.
Commission

Exhibit 1:                      Certificate of Amendment of the Issuer's
                                Certificate of Incorporation

Exhibit 2:                      Joint Filing Agreement